Exhibit 12

Computation of Ratio of Earnings to Fixed Charges
(in thousands, except for ratio)

Six Months Ended June 30,
2018
Earnings:
Income before income taxes	$132,434
Add: Fixed Charges	27,911
Add: Amortization of capitalized interest	65
Less: Interest capitalized	279
Less: Earnings from joint venture, net	88
Total earnings	$160,043

Fixed charges:
Interest costs (1)	$26,159
Interest factor of operating lease expense (2)	1,752
Total fixed charges	$27,911

Ratio of earnings to fixed charges (3)	5.73

(1)	Interest costs include both interest expensed and capitalized, including amortization of deferred financing costs and original issue discount on debt.

(2)	Interest factor of operating lease expense is based on an estimate which the Company considers to be a reasonable approximation.

(3)	The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges.